================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001



                         Commission File Number 1-13175



                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                            VALERO ENERGY CORPORATION
                                One Valero Place
                           San Antonio, TX 78212-3186




================================================================================

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                                      Index


                                                                            Page
                                                                            ----

Reports of Independent Auditors............................................    3

Financial Statements:

     Statements of Net Assets Available for Benefits
       as of December 31, 2001 and 2000....................................    5

     Statements of Changes in Net Assets Available for Benefits
       for the Years Ended December 31, 2001 and 2000......................    6

     Notes to Financial Statements.........................................    7

Supplemental Schedules:

     Schedule G, Part III - Schedule of Nonexempt Transactions
       for the Year Ended December 31, 2001................................   15

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
       as of December 31, 2001.............................................   16

Signature..................................................................   17

Consent of Independent Auditors............................................   18

Notice Regarding Consent of Arthur Andersen LLP............................   19

                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee of
Valero Energy Corporation

We have audited the accompanying statement of net assets available for benefits of Valero Savings Plan (formerly UDS 401(k) Retirement Savings Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the 2001 financial statements taken as a whole. The supplemental schedules of nonexempt transactions for the year ended December 31, 2001 and assets (held at end of year) as of December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 26, 2002

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE VALERO SAVINGS PLAN'S (FORMERLY UDS 401(k) RETIREMENT SAVINGS PLAN) FILING ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE EXHIBIT 23.2 FOR FURTHER DISCUSSION.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of
Ultramar Diamond Shamrock Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the UDS 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 included as Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              /s/ ARTHUR ANDERSEN LLP

San Antonio, Texas
June 20, 2001

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                          ------------
Assets:                                            2001                 2000
                                                   ----                 ----

Investments, at fair value.............       $ 260,897,764        $ 236,460,520
                                                -----------          -----------

Contributions receivable:
  Employer.............................             908,205              783,829
  Employee.............................           2,462,133            2,193,586
                                                -----------          -----------
                                                  3,370,338            2,977,415
                                                -----------          -----------

Net assets available for benefits......       $ 264,268,102        $ 239,437,935
                                                ===========          ===========

                       See Notes to Financial Statements.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                     Years Ended December 31,
                                                     ------------------------
                                                     2001               2000
                                                     ----               ----
Additions to net assets:
  Investment income:
    Interest income .......................     $   2,651,173      $   2,160,144
    Dividend income .......................         5,391,527         11,977,346
    Net appreciation in fair value
      of investments ......................        12,970,272          4,207,739
                                                  ------------       -----------
                                                   21,012,972         18,345,229
                                                  -----------        -----------
  Contributions:
    Employee...............................        16,151,623         12,974,092
    Employer ..............................         6,623,279          4,724,109
                                                  ------------       -----------
                                                   22,774,902         17,698,201
                                                  -----------        -----------

  Asset transfers in from other plans .....           524,491         33,733,099
                                                  ------------       -----------

      Total additions  ....................        44,312,365         69,776,529
                                                  -----------        -----------

Deductions from net assets:
  Withdrawals by participants .............        19,482,198         30,873,610
                                                  -----------        -----------

Net increase in net assets available
    for benefits...........................        24,830,167         38,902,919

Net assets available for benefits:
  Beginning of year .......................       239,437,935        200,535,016
                                                  -----------        -----------
  End of year .............................     $ 264,268,102      $ 239,437,935
                                                  ===========        ===========

                       See Notes to Financial Statements.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                          NOTES TO FINANCIAL STATEMENTS


1. Description of the Plan

As used in this report, the term "UDS" may refer, depending upon the context, to
Ultramar  Diamond  Shamrock  Corporation,   one  or  more  of  its  consolidated
subsidiaries, or all of them taken as a whole.

Prior to its acquisition by Valero Energy Corporation (Valero) on December 31, 2001, via the merger of UDS with and into Valero, UDS was an independent refiner and retailer of refined products and convenience store merchandise in the central, southwest and northeast regions of the United States and eastern Canada. UDS owned and operated seven refineries located in Texas (2), California
(2), Oklahoma, Colorado and Quebec, Canada, and marketed its products through approximately 4,500 company-operated and dealer-operated convenience stores and 86 unattended cardlock stations. In the northeast region of the United States and in eastern Canada, UDS sold, on a retail basis, home heating oil to approximately 250,000 households.

Effective April 1, 2002, the UDS 401(k) Retirement Savings Plan was renamed the Valero Savings Plan. The following description of the Valero Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:
The Plan is a defined contribution plan that previously covered all eligible employees of UDS. Eligible employees included all non-union employees and certain union employees who had completed one year of service and who were at least 18 years old. Effective April 1, 2002, non-store employees of UDS are no longer eligible to participate in the Plan but are eligible to participate in the Valero Energy Corporation Thrift Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to its acquisition by Valero, UDS was the sponsor of the Plan. The Employee Benefits Committee (the Administrator), which consisted of at least three members appointed by the Chief Executive Officer of UDS, administered the Plan. Effective December 31, 2001, Valero became the Plan sponsor and Valero's Benefit Plans Administrative Committee became the Administrator of the Plan. Vanguard Fiduciary Trust Company is the trustee and record keeper of the Plan and has custody of the securities and investments of the Plan.

Plan Merger and Acquisitions:
On December 31, 2001, Valero completed its acquisition of UDS (UDS Acquisition). Under the terms of the acquisition agreement, UDS shareholders (excluding certain UDS benefit plan participants) received, for each share of UDS common stock they held, at their election, cash, Valero common stock or a combination of cash and Valero common stock. Based on the exchange election results, UDS' shareholders electing Valero shares received, for each share of UDS common stock, 0.9265 shares of Valero common stock and $16.32 in cash. Shareholders electing cash and non-electing shareholders received $49.47 in cash for each share of UDS common stock. Based on the above, the total consideration paid by Valero to UDS shareholders included approximately $2.1 billion in cash and approximately 45.9 million shares of Valero common stock. Valero accounted for the UDS Acquisition using the purchase method.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Shares of UDS common stock held under the Plan, whether in the Ultramar Diamond Shamrock Corporation Common Stock Fund, the UDS ESOP1 Stock Fund or the UDS ESOP2 Stock Fund, were not subject to the proration of cash and Valero common stock as described above. Per the terms of the acquisition agreement, effective December 31, 2001, these shares were converted into Valero common stock based on the exchange ratio of 1.3826 shares of Valero common stock for each share of UDS common stock.

On September 29, 2000, UDS acquired Valley Shamrock, Inc. Effective with this acquisition, employees of Valley Shamrock, Inc. became eligible to participate in the Plan. Effective August 1, 2001, the Valley Shamrock, Inc. Employee's 401(k) Plan was merged into the Plan. For the year ended December 31, 2001, asset transfers in from other plans in the statement of changes in net assets available for benefits includes $405,837 related to this plan merger.

On August 31, 2000, UDS acquired the Golden Eagle Refinery from Tosco Corporation. Effective September 1, 2000, the employees at the Golden Eagle Refinery became eligible to participate in the Plan. In connection with this acquisition, UDS agreed to accept the one-time voluntary rollover of each Golden Eagle employee's account balance including outstanding loan balance from the Tosco Corporation Capital Accumulation Plan (the Tosco Plan). Effective October 31, 2000, the Golden Eagle employee accounts in the Tosco Plan were transferred to the Plan. These rollovers are included in asset transfers in from other plans in the statement of changes in net assets available for benefits for the year ended December 31, 2000.

Effective September 30, 1999, the Ultramar Diamond Shamrock Corporation Employee Stock Ownership Plan I and the Ultramar Diamond Shamrock Employee Stock Ownership Plan II (collectively known as the ESOP Plans) were merged with the Plan. Participant account balances from the respective ESOP Plans were transferred during 1999 from Key Trust Company, the trustee of the ESOP Plans, to Vanguard Fiduciary Trust Company's UDS ESOP1 Stock Fund and UDS ESOP2 Stock Fund. After the transfers were completed, 25% of the common shares were immediately eligible for diversification by the ESOP Plans' participants, with an additional 25% becoming eligible on January 1, 2000, 2001 and 2002. Contributions to the UDS ESOP1 Stock Fund or the UDS ESOP2 Stock Fund by the participants are not permitted. Included in asset transfers in from other plans in the statement of changes in net assets available for benefits for the year ended December 31, 2001 is $101,527 and $17,127 of transfers in from the UDS ESOP1 Stock Fund and UDS ESOP2 Stock Fund, respectively. There were no transfers from the UDS ESOP1 Stock Fund or the UDS ESOP2 Stock Fund during the year ended December 31, 2000.

Contributions:
Participants can contribute from 1% to 15% of their compensation, as defined in the Plan. In addition, any employee may make rollover contributions. For the years ended December 31, 2001 and 2000, rollover contributions were $1,314,842 and $1,419,209, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits. UDS contributes from $0.60 to $1.00 for every $1.00 of the participant's contribution up to 6% of compensation. UDS also makes a profit-sharing contribution based on 2% of compensation for certain participants from the Golden Eagle Refinery.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


UDS may make discretionary company contributions to the Plan for a plan year, subject to certain limitations. For the years ended December 31, 2001 and 2000, UDS did not make additional discretionary company contributions to the Plan.

The Internal Revenue Code establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $10,500 for the years ended December 31, 2001 and 2000.

Participant Accounts:
Each participant's account is valued on a daily basis and is equal to the participant's and company contributions plus investment income less benefits paid to the participant.

Vesting:
Participants vest immediately in their contributions, rollover contributions and actual earnings thereon. Participants become 100% vested in company matching and discretionary contributions and related earnings after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. However, a participant will be vested in 100% of his account balance upon his death, disability, attainment of normal retirement age, as defined in the Plan, termination or partial termination of the Plan or a change in control, as defined in the Plan.

Investment  Options:
During the years ended December 31, 2001 and 2000, participants were able to allocate their contributions and employer matching contributions and transfer existing account balances, except for certain amounts restricted under the UDS ESOP1 Stock Fund and the UDS ESOP2 Stock Fund, among mutual funds, a collective trust, other self-directed investments and the Ultramar Diamond Shamrock Corporation Common Stock Fund.

Participant Loans:
Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant may elect a repayment term of up to five years for general purpose loans or up to 10 years for the purchase of a primary residence. The loan is secured by a lien on the participant's vested account balance and bears interest at a reasonable rate as determined by the Administrator. Principal and interest is repaid through payroll deductions. A participant can have only one loan outstanding at any time and must wait three months after paying off a loan before initiating a new loan.

Withdrawals and Distributions:
Upon termination of service, a participant can choose a lump-sum distribution equal to the vested interest of his or her account or can defer receipt of such distribution, depending on the terminated participant's vested account balance. If the vested account balance is less than $5,000, the distribution can not be deferred. If the vested account balance is more than $5,000, the participant can consent to the distribution, or can defer to a later date, but not later than the normal retirement date. If the participant takes no action, the distribution is made at normal retirement date. Optional forms of payments are available to certain participants as described in the Plan agreement.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

In the event of hardship, participants can elect to withdraw a portion of their vested account balance, subject to income tax and penalties.

Forfeitures:
In the event a participant terminates before becoming 100% vested in the employer contributions, the nonvested employer contribution amounts held in the participant's account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account, the nonvested amounts remaining in the participant's account are treated as a forfeiture. Forfeited amounts are used to reduce future employer contributions or defray Plan administrative costs. During the years ended December 31, 2001 and 2000, employer contributions were reduced by $159,066 and $230,659 from forfeited nonvested accounts, respectively. As of December 31, 2001, $18,209 in unused forfeitures is available for future use under the Plan.

Plan Expenses:
UDS pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan.

2. Summary of Accounting Policies

Basis of Accounting:
The Plan's financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates:
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements of assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation:
Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan as of the balance sheet date. The investment in common/collective trust is stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Self-directed investments are valued at quoted market prices as of the balance sheet date. Participant loans are valued at cost which approximates fair value. UDS common stock is valued at its quoted market price as of the balance sheet date.

Income Recognition:
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Withdrawals by Participants:
Withdrawals by participants are recorded when paid.

Risks and Uncertainties:
The Plan's investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts presented in the statements of net assets available for benefits.

Reclassifications:
Certain previously reported amounts have been reclassified to conform to the 2001 presentation.

3. Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                             December 31,
                                                             ------------
                                                        2001            2000
                                                        ----            ----

     Vanguard PRIMECAP Fund .....................   $ 50,876,590   $ 57,159,426
     Vanguard Retirement Savings Trust...........     38,472,131     27,341,012
     Vanguard Wellington Fund Investor Shares ...     33,173,502     29,783,466
     Vanguard 500 Index Fund Investor Shares.....     26,106,977     28,700,428
     UDS common stock:
        UDS Common Stock Fund....................     14,389,188      8,712,973
        UDS ESOP1 Stock Fund* ...................     46,726,029     36,290,707
        UDS ESOP2 Stock Fund* ...................     11,644,077      8,879,465
        --------------
        *   Nonparticipant-directed.

During the year ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                    Years Ended December 31,
                                                    ------------------------
                                                     2001              2000
                                                     ----              ----

     Mutual funds..............................  $(17,924,869)     $(10,746,926)
     Self-directed investments ................           782               944
     Common shares of UDS .....................    30,894,359        14,953,721
                                                   ----------        ----------

         Net appreciation in fair value
           of investments .....................  $ 12,970,272     $   4,207,739
                                                   ==========        ==========

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)




4. Nonparticipant-Directed Investments

The net assets and the changes in net assets relating to nonparticipant-directed investments (comprised of the UDS ESOP1 Stock Fund and UDS ESOP2 Stock Fund) as of and for the years ended December 31, 2001 and 2000 are shown below.

                                                              December 31,
                                                              ------------
                                                         2001           2000
                                                         ----           ----
     Net assets:
           Common shares of UDS..................   $ 58,370,106    $ 45,170,172
                                                      ==========      ==========



                                                        Years Ended December 31,
                                                        ------------------------
                                                         2001           2000
                                                         ----           ----

     Changes in net assets:
          Interest and dividend income ..........   $    856,465   $  1,710,261
          Net appreciation in fair value
            of investments ......................     25,441,892     12,456,093
          Participant loan repayments ...........          1,048              -
          Asset transfers in from other
            plans ...............................        118,654              -
          Benefits paid to participants .........     (3,619,969)    (3,809,393)
          Transfers to participant-directed
            investments .........................     (9,598,156)    (4,728,777)
                                                      ----------     ----------
            Net increase in net assets ..........     13,199,934      5,628,184
     Net assets as of beginning of year .........     45,170,172     39,541,988
                                                      ----------     ----------
     Net assets as of end of year ...............   $ 58,370,106   $ 45,170,172
                                                      ==========     ==========

5. Party In Interest Transactions

Certain Plan investments are shares of mutual funds and a collective trust managed by an affiliate of the Trustee and shares of UDS common stock. Transactions in these investments qualify as party in interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, UDS, and now Valero, has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7. Tax Status

The Internal Revenue Service has determined and informed UDS by a letter dated September 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, UDS, and now Valero, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit
Plan:

                                                                                         December 31,
                                                                                         ------------
                                                                                   2001                2000
                                                                                   ----                ----

Net assets available for benefits per the financial statements............      $ 264,268,102      $ 239,437,935
    Amounts allocated to withdrawing participants ........................            (16,326)            (1,167)
                                                                                  -----------        -----------
Net assets available for benefits per the Form 5500 ......................      $ 264,251,776      $ 239,436,768
                                                                                  ===========        ===========

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit
Plan:

                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                                                   2001                2000
                                                                                   ----                ----

Withdrawals by participants per the financial statements .................       $ 19,482,198       $ 30,873,610
    Add: Amounts allocated to withdrawing participants
      as of end of year...................................................             16,326              1,167
    Less: Amounts allocated to withdrawing participants
      as of beginning of year.............................................             (1,167)          (221,857)
                                                                                   ----------         ----------
Benefits paid to participants per the Form 5500 ..........................       $ 19,497,357       $ 30,652,920
                                                                                   ==========         ==========

9. Subsequent Events

Effective January 1, 2002, the Plan was amended as follows:
o participants will vest in company matching and discretionary contributions at the rate of 20% per year with 100% vesting after five years of service; and
o the change in control provision in which a participant becomes 100% vested in his account balance was eliminated.

Effective January 1, 2002, the company matching contribution for UDS non-store employees was changed to 75% of 8% of employee contributions.

Effective April 1, 2002, UDS non-store employees are no longer eligible to participate in the Plan but are eligible to participate in the Valero Energy Corporation Thrift Plan. A UDS non-store employee is an employee who is not a retail store employee, corporate kitchen employee, employee of Ultramar Energy, Inc. or employee of the Golden Eagle Refinery. However, eligibility is maintained in the Plan for any non-store hold separate business employee, as defined in the Plan.

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Effective May 1, 2002, the portion of the Plan related to UDS non-store employees was merged into the Valero Energy Corporation Thrift Plan. The assets transferred from the Plan to the Valero Energy Corporation Thrift Plan totaled approximately $153.0 million. For details regarding the Valero Energy Corporation Thrift Plan, participants should refer to the financial statements and notes thereto included in Valero Energy Corporation Thrift Plan Form 11-K for the year ended December 31, 2001.

On April 5, 2002, the Plan was amended effective July 1, 2002, to provide as follows:
o participants can contribute up to a maximum of 30% of their compensation, as defined in the Plan,
o participants may elect distributions of their vested account balance in equal monthly installments over a period not to exceed five years, and
o participants may elect that funds in the Employer Stock Account, UDS ESOP1 Stock Fund account or UDS ESOP2 Stock Fund account be distributed in Valero common stock as a single payment or equal annual installments over a period not to exceed five years.

On April 5, 2002, the Plan was amended effective August 1, 2002, to limit the number of outstanding loans permitted for each participant to two outstanding loans at a time.

                                                            SCHEDULE G, Part III


                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                                 EIN: 13-3663331
                                  Plan No. 008

                       Schedule of Nonexempt Transactions
                          Year Ended December 31, 2001



                   Relationship to plan,
   Identity of       employer or other     Description of
 party involved      party-in-interest     transactions         Amount  Interest
 --------------      -----------------     ------------------   ------  --------

Ultramar                Employer           Participant
Diamond                                    contributions were
Shamrock                                   not remitted to the
Corporation                                Plan in a timely
                                           manner:

                                           Deemed loan:
                                           June 21, 2001
                                           Contributions
                                           remitted:
                                            July 16, 2001        $ 704    $ 15
                                           Interest remitted:
                                            October 11, 2001

                                                             SCHEDULE H, Line 4i

                               VALERO SAVINGS PLAN
                  (formerly UDS 401(k) Retirement Savings Plan)

                                 EIN: 13-3663331
                                  Plan No. 008

                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2001

                                                                                                                  Current
      Identity of Issue                         Description of Investment                      Cost                Value
      -----------------                         -------------------------                      ----               -------
*  The Vanguard Group                 Vanguard 500 Index Fund Investor Shares                      **          $  26,106,977
*  The Vanguard Group                 Vanguard Extended Market Index
                                          Fund Investor Shares                                     **              1,167,696
*  The Vanguard Group                 Vanguard Federal Money Market Fund                           **              5,618,954
*  The Vanguard Group                 Vanguard International Growth Fund                           **              2,101,958
*  The Vanguard Group                 Vanguard International Value Fund                            **                863,282
*  The Vanguard Group                 Vanguard Long Term Corporate
                                          Fund Investor Shares                                     **              2,210,432
*  The Vanguard Group                 Vanguard Long Term Treasury
                                          Fund Investor Shares                                     **                764,282
*  The Vanguard Group                 Vanguard PRIMECAP Fund                                       **             50,876,590
*  The Vanguard Group                 Vanguard Total Bond Market Index Fund                        **              2,818,580
*  The Vanguard Group                 Vanguard U.S. Growth Fund                                    **              7,819,450
*  The Vanguard Group                 Vanguard Wellington Fund Investor Shares                     **             33,173,500
*  The Vanguard Group                 Vanguard Windsor II Fund Investor Shares                     **              8,791,717
   Credit Suisse                      Warburg Pincus Value II                                      **                227,322
*  The Vanguard Group                 Vanguard Retirement Savings Trust                            **             38,472,131

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation
      Shamrock Corporation                ESOP1 Common Stock Fund                           $ 18,235,551          46,726,029

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation
      Shamrock Corporation                ESOP2 Common Stock Fund                              5,168,781          11,644,077

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation
      Shamrock Corporation             Common Stock Fund                                           **             14,389,188

*  UDS 401(k) Retirement              Participant loans --
      Savings Plan                      Interest rates range from 7% - 11.5%                       **              7,071,335

   Self-directed investments:
    Salomon Smith Barney Inc.         Smith Barney Money Funds                                     **                 16,095
    Salomon Smith Barney Inc.         Smith Barney Appreciation Fund                               **                 17,997
    Salomon Smith Barney Inc.         Government Backed Trust CL T-1                               **                  9,576
    Salomon Smith Barney Inc.         Government Trust CTF CL 3-C-REG                              **                 10,596
                                                                                                                 -----------

                                                                                                               $ 260,897,764
                                                                                                                 ===========

*    Parties-in-interest to the Plan.

** Historical cost information is omitted as it is participant-directed and disclosure is not required.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          Valero Savings Plan
                          (formerly UDS 401(k) Retirement Savings Plan)

                          By: /s/ John D. Gibbons
                          John D. Gibbons
                          Chairman, Administrative Committee and
                          Executive Vice President and Chief Financial Officer, Valero Energy Corporation

Date:  June 28, 2002

                                                                    Exhibit 23.1

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-47322 and 333-81858) pertaining to the Savings Plan of Valero Energy Corporation (formerly UDS 401(k) Retirement Savings Plan) of our report dated June 26, 2002, with respect to the financial statements and schedules of the Valero Savings Plan (formerly UDS 401(k) Retirement Savings Plan) included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

                                                          /s/ ERNST & YOUNG LLP


San Antonio, Texas
June 26, 2002

                                                                    EXHIBIT 23.2


                 NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

On June 12, 2002, the Valero Savings Plan (formerly UDS 401(k) Retirement Savings Plan) dismissed Arthur Andersen LLP as its independent auditors and appointed Ernst & Young LLP to replace Arthur Andersen LLP as the independent auditor of the Plan. Prior to the date of this Form 11-K (which is incorporated by reference into Valero Energy Corporation's filings on Form S-8 Nos. 333-47322 and 333-81858), the Arthur Andersen partner responsible for the audit of the most recent audited financial statements of the Valero Savings Plan (formerly UDS 401(k) Retirement Savings Plan) as of December 31, 2000 and for the year then ended resigned from Arthur Andersen. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into Valero Energy Corporation's filings on Form S-8 Nos. 333-47322 and 333-81858 of its audit report with respect to the Plan's financial statements as of December 31, 2000 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K without a written consent from Arthur Andersen LLP. However, as a result, Arthur Andersen LLP will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into Valero Energy Corporation's filings on Form S-8 Nos. 333-47322 and 333-81858.